UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 11-K

ANNUAL REPORT
PURSUANT TO SECTION 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

(Mark One):

☒ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED, EFFECTIVE October 7, 1996].

For the fiscal year ended December 31, 2003

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED].

For the transition period from ____________ to ____________

Commission file number: **0-25370**

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Rent-A-Center, Inc.
5700 Tennyson Parkway
Third Floor
Plano, Texas 75024

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

RENT-A-CENTER, INC. 401(k) RETIREMENT SAVINGS PLAN

By RENT-A-CENTER, INC.
Plan Administrator

Date: June 28, 2004

By: ______________________________
Robert D. Davis
Senior Vice President - Finance,
Chief Financial Officer and Treasurer

Financial Statements and Report of Independent Registered Public Accounting Firm

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

December 31, 2003 and 2002

Accountants and Business Advisors

Report of Independent Registered Public Accounting Firm

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

We have audited the accompanying statements of net assets available for benefits of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and 2002, and the related statements of changes in net assets available for benefits for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the Standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2003 and 2002, and the changes in net assets available for benefits for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

Dallas, Texas
May 27, 2004

Suite 500
1717 Main Street
Dallas, TX 75201
T 214.561.2300
F 214.561.2370
W www.grantthornton.com

Grant Thornton LLP
US Member of Grant Thornton International

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31,

ASSETS	2003	2002
Investments, at fair value		
Investments	$56,251,755	$38,613,838
Money market fund	5,466,089	4,893,148
	61,717,844	43,506,986
Loans to participants	4,482,673	3,740,814
Cash	-	359,648
Receivables		
Participants' contributions	334,680	262,787
Employer contributions	131,068	103,521
Other	90,033	44,125
	555,781	410,433
Total assets	66,756,298	48,017,881
LIABILITIES		
Excess contributions	80,192	136,737
NET ASSETS AVAILABLE FOR BENEFITS	$66,676,106	$47,881,144

The accompanying notes are an integral part of these statements.

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the years ended December 31,

	2003	2002	2001
Additions (deductions) to net assets attributed to:			
Investment income (loss)	$ 1,465,586	$ 331,204	$ (2,555,753)
Net appreciation (depreciation) in fair value of investments	10,616,141	(4,586,419)	(904,534)
	12,081,727	(4,255,215)	(3,460,287)
Contributions			
Participants'	11,086,687	9,998,294	9,139,819
Employer	3,739,788	3,831,457	3,065,284
	14,826,475	13,829,751	12,205,103
Total additions	26,908,202	9,574,536	8,744,816
Deductions from net assets attributed to:			
Benefits paid to participants	8,033,048	6,764,187	6,247,080
Excess contributions	80,192	136,737	-
Total deductions	8,113,240	6,900,924	6,247,080
Net increase	18,794,962	2,673,612	2,497,736
Net assets available for benefits			
Beginning of year	47,881,144	45,207,532	42,709,796
End of year	$66,676,106	$47,881,144	$45,207,532

The accompanying notes are an integral part of these statements.

NOTE A - PLAN DESCRIPTION AND BENEFITS

General

The following description of the Rent-A-Center, Inc. 401(k) Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

The Plan became effective October 1, 1997, and is a defined contribution plan covering all employees of Rent-A-Center, Inc. (the Company) who have completed three months of service. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

Contributions

The Plan permits participants to defer up to 50% and 20%, for 2003 and 2002, respectively, of their annual compensation as contributions to the Plan. These deferrals are not to exceed $12,000 (plus a $2,000 catch-up deferral for employees over 50 years of age) and $11,000 for 2003 and 2002, respectively, of their annual compensation. The Company may make matching contributions on a discretionary basis. The Company made matching contributions of the participants' contributions equal to $0.50 for each $1.00 on the first 4% of eligible employee salary deferral contributions in 2003, 2002 and 2001. The matching contributions cannot exceed 2% of each employee's compensation.

Participant Accounts

Each participant's account is credited with the participant's contributions and allocations of the Company's contribution and Plan earnings. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

Vesting

Participants immediately vest in their salary deferral contributions to the Plan plus allocated earnings thereon. Participants are vested in matching and allocated earnings thereon as follows:

20% at one year;
40% at two years;
60% at three years;
80% at four years;
100% at five years or more of service as defined by the Plan.

Additionally, a participant becomes 100% vested if employment is terminated due to death or total disability.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Investment Options

Upon enrollment in the Plan, a participant may direct employee contributions in any of the following investment options:

American Century Equity Income Fund
American Century Ultra Fund
American Independence International Stock Fund
American Independence Stock Fund - U.S. Stock Fund
Federated Max-Cap Stock Fund - Large Cap Fund
Franklin Small-Mid Cap Growth Fund - Mid Cap Growth Fund
NestEgg Capital Preservation Fund
NestEgg 2010 Balanced Fund
NestEgg 2020 Balanced Fund
NestEgg 2030 Balanced Fund
NestEgg 2040 Balanced Fund
PIMCO Total Return Bond Fund
Rent-A-Center, Inc. Common Stock
Royce Low Price Stock Fund - Small Cap Value Fund
Vanguard Explorer Fund - Small Cap Growth Fund
American Independence Money Market Fund

Participants may change their investment options at any time.

Forfeitures

The balance of forfeited employer contributions will reduce the employer matching contribution or administrative expenses in the year in which the forfeitures occur. The balance of forfeited nonvested accounts to be used in future periods totaled approximately $56,600 and $81,000 for the years ended December 31, 2003 and 2002, respectively. Forfeitures reduced administrative expenses by approximately $505,000, $476,000 and $377,000 during the years ended December 31, 2003, 2002 and 2001, respectively.

Benefits

Upon retirement, death, disability, or termination of employment, a participant (or the participant's beneficiary, if applicable) may elect to receive either (i) a lump sum amount or (ii) alternative form of payment, as specified in the Plan. The Plan allows participants to make hardship withdrawals, subject to certain limitations, as defined.

NOTE A - PLAN DESCRIPTION AND BENEFITS - Continued

Administrative Expenses

Administrative expenses are paid by forfeited nonvested accounts and are not reflected in the financial statements of the Plan.

Loans to Participants

Participants may, by written application, be granted loans from the Plan secured by their account balances. The limitation on the amount which can be borrowed at any time is the lesser of $50,000 or 50% of the participant's vested account balances; the minimum loan amount is $500. The repayment period of the loan cannot exceed five years, except for loans relating to the purchase of a primary residence for which the repayment period is ten years. The participant or the participant's beneficiary cannot receive a tax-free distribution from the Plan until the loan and all interest is repaid. Interest rates on such loans range from approximately 4.25% to 9.5%.

Termination of the Plan

While the Company has not expressed any intent to discontinue the Plan, they may, by action of the Board of Directors, terminate the Plan. In the event the Plan is terminated, the participants become 100% vested in their accounts.

NOTE B - SUMMARY OF ACCOUNTING POLICIES

The financial statements of the Plan have been prepared in conformity with accounting principles generally accepted in the United States of America. A summary of the significant accounting policies applied in the preparation of the accompanying financial statements follows.

Basis of Accounting

The financial statements of the Plan are prepared using the accrual method of accounting.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NOTE B - SUMMARY OF ACCOUNTING POLICIES - Continued

Investments

The Plan's investments are stated at fair value. Quoted market prices are used to value investments. Purchases and sales of securities are recorded on a trade date basis. Dividends are recorded on the ex-dividend date.

Payment of Benefits

Benefits are recorded when paid.

Related Party Transactions

Certain Plan investments are shares of mutual funds managed by IntrustBank, N.A. IntrustBank, N.A. is the trustee as defined by the Plan and, therefore, these transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to approximately $100,000 and $78,000 for the years ended December 31, 2003 and 2002, respectively.

NOTE C - INCOME TAX STATUS

The Plan obtained its latest determination letter on April 25, 2002, in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. However, the Plan administrator and the Plan's tax counsel believe the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan's financial statements.

NOTE D - INVESTMENTS

The Plan's investments are held in a bank - administered trust fund and consist of the following:

	December 31, 2003	December 31, 2002
Investments at fair value as determined by quoted market price		
American Century Equity Income Fund	$ 553,020	$ -
American Century Ultra Fund	6,132,764*	-
American Independence International Stock Fund	6,484,020*	2,496,889*
American Independence Stock Fund - U.S. Stock Fund	9,236,838*	7,623,186*
Federated Max-Cap Stock Fund - Large Cap Fund	3,574,910*	2,566,897*
Franklin Small-Mid Cap Growth Fund - Mid Cap Growth Fund	5,318,912*	3,904,009*
NestEgg Capital Preservation Fund	210,828	131,642
NestEgg 2010 Balanced Fund	518,373	327,246
NestEgg 2020 Balanced Fund	2,228,462	1,973,338
NestEgg 2030 Balanced Fund	1,192,792	782,805
NestEgg 2040 Balanced Fund	1,168,051	702,310
PIMCO Total Return Bond Fund	4,530,920*	4,091,039*
Rent-A-Center, Inc. Common Stock	12,667,150*	6,826,317*
Janus Worldwide Fund - Global Stock Fund	-	2,081,751
Janus Growth and Income Fund - Large Cap Growth Fund	-	4,723,201*
Morgan Stanley Institutional Mid-Cap Value Fund	-	170,882
Baron Growth Fund - Small Cap Growth Fund	-	82,397
Royce Low Price Stock Fund - Small Cap Value Fund	1,488,536	129,929
Vanguard Explorer Fund - Small Cap Growth Fund	946,179	-
	56,251,755	38,613,838
American Independence Money Market Fund	5,466,089 *	4,893,148*
	$61,717,844	$43,506,986
Participant loans	$ 4,482,673*	$ 3,740,814*
Cash	$ -	$ 359,648

*Represents 5 percent or more of the Plan's net assets.

NOTE D - INVESTMENTS - Continued

The Plan's investments (including investments bought, sold, and held during the year) appreciated (depreciated) in value by $10,616,141, $(4,586,419), and $(904,534) during 2003, 2002, and 2001, respectively.

	For the year ended December 31,		
	2003	2002	2001
American Century Equity Income Fund	$ 29,243	$ -	$ -
American Century Ultra Fund	214,480	-	-
American Independence International Stock Fund	1,195,491	(243,251)	(340,070)
Putnam New Opportunities Fund - Aggressive U.S. Stock Fund	-	-	1,334,749
American Independence Stock Fund - U.S. Stock Fund	2,225,970	(1,686,244)	(379,054)
Federated Max-Cap Stock Fund - Large Cap Fund	899,539	(450,938)	(191,385)
Franklin Small-Cap Stock Fund - Small Cap Fund	1,678,157	(1,140,744)	(1,107,467)
NestEgg Capital Preservation Fund	14,448	(3,927)	496
NestEgg 2010 Balanced Fund	49,810	(18,750)	(3,734)
NestEgg 2020 Balanced Fund	406,180	(227,003)	(138,645)
NestEgg 2030 Balanced Fund	225,769	(94,155)	(42,332)
NestEgg 2040 Balanced Fund	259,850	(93,704)	(35,731)
PIMCO Total Return Bond Fund	(32,829)	39,278	(19,841)
Rent-A-Center, Inc. Common Stock	1,549,165	729,915	14,086
Janus Worldwide Fund - Global Stock Fund	719,935	(354,909)	(71,172)
Janus Growth and Income Fund	920,593	(994,598)	74,005
Morgan Stanley Institutional Mid-Cap Value Fund	34,559	(36,120)	1,561
Baron Growth Fund - Small Cap Growth Fund	4,597	(4,597)	-
Royce Low Price Stock Fund - Small Cap Value Fund	185,612	(6,672)	-
Vanguard Explorer Fund	35,572	-	-
	$10,616,141	$(4,586,419)	$ (904,534)

SUPPLEMENTAL SCHEDULE

Grant Thornton

Report of Independent Registered Public Accounting Firm on Supplementary Schedule

Trustees of Rent-A-Center, Inc.
401(k) Retirement Savings Plan

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole of Rent-A-Center, Inc. 401(k) Retirement Savings Plan as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003, which are presented in the preceding section of this report. The supplementary Schedule of Assets Held at end of year is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Dallas, Texas
May 27, 2004

Rent-A-Center, Inc. 401(k) Retirement Savings Plan

SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS HELD AT END OF YEAR

December 31, 2003

EIN: 45-0491516
Plan No. 001

(a)	(b) Identity of issuer	(c) Description of investment	(d) Cost	(e) Current value
	Collective Investment Funds			
	American Century Equity Income Fund	Mid Cap Fund	$ 523,777	$ 553,020
	American Century Ultra Fund	Large Cap Growth Fund	5,918,284	6,132,764
*	American Independence International Stock Fund	International Equity Fund	6,061,766	6,484,020
*	American Independence Stock Fund	U.S. Stock Fund	8,331,374	9,236,838
	Federated Max-Cap Stock Fund	Large Cap Fund	3,444,377	3,574,910
	Franklin Small-Mid Cap Stock Fund	Mid Cap Growth Fund	5,003,531	5,318,912
*	NestEgg Capital Preservation Fund	Balanced Fund	200,267	210,828
*	NestEgg 2010 Fund	Balanced Fund	492,583	518,373
*	NestEgg 2020 Fund	Balanced Fund	2,193,341	2,228,462
*	NestEgg 2030 Fund	Balanced Fund	1,112,193	1,192,792
*	NestEgg 2040 Fund	Balanced Fund	1,060,797	1,168,051
	PIMCO Total Return Bond Fund	Intermediate Bond Fund	4,524,643	4,530,920
	Royce Low Price Stock Fund	Small Cap Value Fund	1,309,596	1,488,536
	Vanguard Explorer Fund	Small Cap Growth Fund	910,607	946,179
*	Rent-A-Center, Inc.	Company Stock	9,640,829	12,667,150
*	American Independence Money Market Fund	Money Market	5,466,089	5,466,089
*	Participant loans	Participant loans, interest rates ranging from 4.25% to 9.5%	4,482,673	4,482,673
			$60,676,727	$66,200,517

* Represents a party-in-interest.

Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We have issued our report dated May 27, 2004, accompanying the 401(k) Retirement Savings Plan financial statements of Rent-A-Center, Inc. and included on Form 11-K for the year ended December 31, 2003. We hereby consent to the incorporation by reference of said report in the Registration Statement of Rent-A-Center, Inc. and Subsidiaries on Form S-8 (File No. 333-32296).

Grant Thornton LLP

Dallas, Texas
June 28, 2004

EXHIBIT INDEX

Exhibit Number	Exhibit Description
23.1*	Consent of Independent Certified Public Accountants

* Filed herewith.